SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

May 20, 2008

Commission File Number 1-15200

StatoilHydro ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82-      N/A

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on May 20 2008, entitled "The ordinary general meeting in StatoilHydro ASA".

The ordinary general meeting in StatoilHydro ASA

The ordinary general meeting in StatoilHydro ASA (OSE: STL, NYSE: STO) resolved on 20 May 2008 to adopt the annual report and accounts for StatoilHydro ASA and the Statoil group for 2007, as proposed by the board of directors.

The proposal for the allocation of net income, including distribution of a total dividend of NOK 8.50 per share, NOK 4.30 per share of which is special dividend, was also adopted. The dividend applies to those who were shareholders on 20 May 2008 with payments starting on 30 May 2008.

StatoilHydro`s shares listed on the Oslo Stock Exchange (Oslo Børs) will be traded ex dividend as of 21 May 2008, including American Depository Shares (ADS) listed on the New York Stock Exchange.

The ordinary general meeting approved the nomination committee’s proposal of new members to the corporate assembly and nomination committee.

The ordinary general meeting approved the board`s declaration on remuneration for top management. It also approved the compensation to the company’s auditor, the corporate assembly and the nomination committee.

The ordinary general meeting also authorised the board to repurchase own shares for implementation of the employee share saving plan in accordance with the board`s proposal.

Complete minutes of the ordinary general meeting is presented below:

MINUTES OF MEETING OF THE ORDINARY GENERAL MEETING OF STATOILHYDRO ASA 20 MAY 2008

The 2008 ordinary general meeting of StatoilHydro ASA was held on 20 May at the IB centre, StatoilHydro, Forus, Stavanger, Norway.

The chair of the board, the president and CEO, the chair of the corporate assembly and the company’s auditor were in attendance.

The following issues were on the agenda:

1. OPENING OF THE ANNUAL GENERAL MEETING BY THE CHAIR OF THE CORPORATE ASSEMBLY
Olaug Svarva, chair of the corporate assembly, opened the meeting.

2. ELECTION OF A CHAIR OF THE MEETING
Olaug Svarva, chair of the corporate assembly, was elected as chair of the meeting.

3. APPROVAL OF THE NOTICE AND THE AGENDA
The notice and agenda were approved.

4. REGISTRATION OF ATTENDING SHAREHOLDERS AND PROXIES
An overview of shareholders represented at the ordinary general meeting, either by person or by proxy, is attached as appendix 1 to these minutes.

5. ELECTION OF TWO PERSONS TO CO-SIGN THE MINUTES TOGETHER WITH THE CHAIR OF THE MEETING
Johan A. Alstad and Anne Karin Ferkingstad were elected to co-sign the minutes with the chair of the meeting.

6. APPROVAL OF THE ANNUAL REPORT AND ACCOUNTS FOR STATOILHYDRO ASA AND THE STATOILHYDRO GROUP FOR 2007, INCLUDING THE BOARD OF DIRECTOR’S PROPOSAL FOR THE DISTRIBUTION OF THE DIVIDEND
The chair of the meeting reminded that the annual report and accounts, and the recommendation from the corporate assembly, were enclosed with the notice of the ordinary general meeting.

The ordinary general meeting approved the annual report and the accounts for 2007 for StatoilHydro ASA and the StatoilHydro group, including the board’s proposal for a dividend of in total NOK 8.50 per share, consisting of an ordinary share dividend of NOK 4.20 per share and a special dividend of NOK 4.30 per share.

7. DETERMINATION OF REMUNERATION FOR THE COMPANY’S AUDITOR
Remuneration to the auditor for 2007 of NOK 24.875.094,- for StatoilHydro ASA was
approved.

8. ELECTION OF MEMBERS TO THE CORPORATE ASSEMBLY
The general meeting adopted, in accordance with the recommendation from the nomination committee, the following resolution:

Karin Aslaksen and Tore Ulstein are elected as members of the corporate assembly for the period up to the ordinary general meeting of shareholders in 2010.

9. ELECTION OF A MEMBER TO THE NOMINATION COMMITTEE
The general meeting adopted, in accordance with the recommendation from the nomination committee, the following resolution:

Gro Brækken is elected as member of the nomination committee for the period up to the ordinary general meeting of shareholders in 2010.

10. DETERMINATION OF REMUNERATION FOR THE CORPORATE ASSEMBLY
In accordance with the joint proposal from the nomination committees of Statoil and Hydro before the closing of the merger, the general meeting adopted the following resolution:

The remuneration to the corporate assembly will be:

Chair: NOK 95,000 per year
Deputy chair NOK 50,000 per year
Members NOK 35,000 per year
Deputy members NOK 5,000 per meeting

11. DETERMINATION OF REMUNERATION FOR THE NOMINATION COMMITTEE
In accordance with the joint proposal from the nomination committees of Statoil and Hydro before the closing of the merger, the general meeting adopted the following resolution:

The remuneration to the nomination committee will be:

Chair: NOK 10,000 per meeting
Members: NOK 7,000 per meeting

12. DECLARATION ON REMUNERATION AND OTHER EMPLOYMENT TERMS FOR CORPORATE EXECUTIVE COMMITTEE
Svein Rennemo, chair of StatoilHydro’s board of directors, gave a presentation of the board’s declaration on remuneration and other employment terms for the corporate executive committee.

The general meeting adopted the following resolution:

The general meeting supports the board’s declaration on remuneration and other employment terms for the corporate executive committee.

On behalf of the Norwegian state, representative from the Ministry of Petroleum and Energy, Johan Alstad, asked that the following be included in the minutes:

The Norwegian state considers that StatoilHydro’s guidelines on remuneration and other terms of employment for executive management is not in violation of the state’s guidelines for managerial salaries. The state would however add that the changes in StatoilHydro’s guidelines should not necessarily result in an increase in the overall remuneration to management. The state emphasises that it has not taken any position regarding the level of remuneration and other terms of employment to StatoilHydro’s corporate executive management. It is the board’s task to stipulate the overall amount. The state would further underline that it rests upon the shoulders of a partially state owned company considerable responsibility in terms of corporate governance, including the development of remuneration terms. With this statement, the state will vote in favour of the report as it has been put forward here.

13. AUTHORISATION TO ACQUIRE STATOILHYDRO SHARES IN THE MARKET IN ORDER TO CONTINUE IMPLEMENTATION OF THE SHARE SAVING SCHEME FOR EMPLOYEES
In accordance with the proposal of the board, the annual general meeting adopted thefollowing proposal:

“The board of directors is authorised on behalf of the company to acquire StatoilHydro shares in the market. The authorisation may be used to acquire own shares at a total nominal value of up to NOK 15,000,000.

Shares acquired pursuant to this authorisation may only be used for sale and transfer to employees of the StatoilHydro group as a part of the group’s share saving scheme, as approved by the board of directors.

The minimum and maximum amount that may be paid per share will be NOK 50 and 500 respectively.

The authorisation is valid until the next annual general meeting.

This authorisation replaces the previous authorisation to acquire own shares for implementation of the share saving scheme for employees granted by the annual general meeting on 15 May 2007.”

* * * * *

There were no further matters for discussion and the annual general meeting was closed.

Stavanger, 20 May 2008
Olaug Svarva	Johan A. Alstad	Anne Karin Ferkingstad

Appendices with an overview of the shares represented at the general meeting and voting result are made available on the company’s website.

Contacts:

Media:
Ola Morten Aanestad, vice president for media relations: + 47 48 08 02 12 (mobile), +47 51 99 13 77 (office)

Investor relations:
Lars Troen Sørensen, senior vice president for IR: + 47 90 64 91 44 (mobile), +47 51 99 77 90 (office)

Geir Bjørnstad, vice president, US investor relations: +1 203 978 69 50

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: May 20, 2008	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer